UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No 1)*

TerraForm Global, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.01
(Title of Class of Securities)

88104M101
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88104M101	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LEON G. COOPERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON
IN

CUSIP No.	88104M101	Page 3 of 5

Item 1(a).	Name of Issuer:

TerraForm Global, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814.

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

St. Andrew's Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.  See Item 2(a) above for Charitable.

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock, Par Value $0.01 (the "Shares)

Item 2(e).	CUSIP Number:

88104M101

CUSIP No.	88104M101	Page 4 of 5

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c);

This Item 3 is inapplicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:

Mr. Cooperman may be deemed the beneficial owner of 0 Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

-0-

(ii)	Shared power to vote or to direct the vote:

-0-

(iii)	Sole power to dispose or to direct the disposition of:

-0-

(iv)	Shared power to dispose or to direct the disposition of:

-0-

CUSIP No.	88104M101	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2017

LEON G. COOPERMAN

By:	/s/ Edward Levy
Edward Levy
Attorney-in-Fact
Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).